Exhibit 4.21

CONSENT AND ACKnowledgement

Consent and acknowledgement dated December 14, 2015 between ProMetic Biosciences Inc. ("PBI"), Innovon Pharmaceutiques Inc. ("Innovon"), Mr. Pierre Laurin ("PL") and ProMetic Pharma SMT Limited ("PBI LTD").

RECITALS:

(a)	PBI, Innovon, PL and ProMetic Life Sciences Inc. are parties to an Entente PBI-1101, PBI-1402 dated October 17, 2001 (the "Contract"), a copy of which is attached hereto as Exhibit A;
(b)

PBI wishes to effect an internal reorganization pursuant to which it will be assigning and transferring all of its small molecule therapeutics intellectual property outside of Canada (the "ROW IP") to PBI LTD (the "Reorganization")

(c)	Pursuant to the Contract, PBI requires Innovon's and PL's consent to effect the Reorganization; and
(d)	The parties wish to amend the Contract, as more specifically set out herein.

In consideration of the above and for other good and valuable consideration, the parties agree as follows:

Section 1	Consent.

Innovon and PL hereby irrevocably consent to the Reorganization, including the assignment and transfer of the ROW IP.

Section 2	Further Assurances.

On or after the date of this agreement, each party shall execute and deliver such documents and take all such action as is reasonably required to carry out the intent and purpose of this agreement.

Section 3	Binding Nature.

This agreement becomes effective when executed by all of the parties.  After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, legal representatives and permitted assigns.  Neither this agreement nor any of the rights or obligations under this agreement, including any right to payment, may be assigned or transferred, in whole or in part, by any party without the prior written consent of the other parties.

Section 4	Governing Law.

This agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.

The parties agree that the courts of the District of Montréal, Province of Quebec, Canada, will have exclusive jurisdiction for the adjudication of any and all disputes or controversies arising out of or relating directly or indirectly to this agreement and waive any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

Section 5	Counterparts.

This agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this agreement.

Section 6	English Language.

The parties have agreed that this agreement as well as any notice, document or instrument relating to it be drawn up in English only. Les parties aux présentes ont convenu que la présente convention ainsi que tous autres avis, actes ou documents s'y rattachant soient rédigés en anglais seulement.

[Remainder of page intentionally left blank.  Signature page(s) follow.]

The parties have executed this agreement.

PROMETIC BIOSCIENCES INC.
By:	/s/ Patrick Sartore
Authorized Signing Officer
PROMETIC PHARMA SMT LIMITED
By:	/s/ Patrick Sartore
Authorized Signing Officer

INNOVON PHARMACEUTIQUES INC.
By:	/s/ Pierre Laurin
Authorized Signing Officer

/s/ Pierre Laurin
Pierre Laurin

[Signature Page for Consent and Acknowledgment]

Exhibit A

Entente PBI-1101, PBI-1402